August 7, 2025

Michael J. Lotz
Chief Financial Officer
Mesa Air Group, Inc.
410 North 44th Street, Suite 700
Phoenix, AZ 85008

       Re: Mesa Air Group, Inc.
           Registration Statement on Form S-4
           Filed July 11, 2025
           File No. 333-288622
Dear Michael J. Lotz:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4 filed July 11, 2025
Cover Page

1.     Please revise the Letter to Stockholders of Mesa Air Group, Inc. and
Republic
       Airways Holdings Inc. to prominently disclose, if true, whether the listing approval
       for the combined company   s securities on NASDAQ is a closing condition
of the
       merger and the valuations assigned to the parties for purposes of this merger.
2. If true, please revise to disclose, as noted elsewhere in the prospectus, that the exchange ratio will not be adjusted and therefore, if before the completion of the merger, the market price of Mesa common stock increases from the market price on the date of the merger agreement, then Republic stockholders could receive merger consideration with substantially more value for their shares of Republic capital stock than the parties had negotiated when they established the exchange ratio.
 August 7, 2025
Page 2
Questions and Answers About the Merger
Q: What will Republic securityholders receive in the Merger?, page 16

3.     Please revise your disclosure here to include the value of the per share
Merger
       Consideration payable to holders of Republic common stock based on the Exchange
       Ratio of 584.90.
Why are the two companies proposing to merge?, page 17

4. Expand your discussion of the reasons why the companies are proposing to merge to describe in greater detail. For instance, provide summary discussion of the
       complementary networks and operations, as well as the effect on your capital and liquidity position. Avoid merely reciting the bulleted disclosures at pages 99 and 101.
       As appropriate, please also address contractual limitations on the scope of operations of the combined company. In this regard, we note your disclosure at page 55 in the risk factor entitled "Mesa may be limited from expanding its flying within United
       Airlines flight systems..." Provide appropriate cross-references to a more complete discussion of this limitation elsewhere in the prospectus.
What will happen to Mesa if, for any reason, the Merger with Republic does not close?, page
18

5. Please revise here or elsewhere in the Q&A, as appropriate, to discuss the termination provisions, including the amount and circumstances under which a termination fee would be payable. Please provide an appropriate cross reference to a more complete discussion.
What is the Escrow Issuance and how will the Escrow Assets be distributed?, page 18

6. Please clarify whether, and in what amount, there is currently expected to be leftover shares for distribution to the Pre-Merger Mesa Shareholders. To the extent that you are unable to estimate, please revise your disclosure to explain why. Make similar revisions elsewhere in the prospectus as appropriate. Also, please address when the
       Pre-Merger Mesa Shareholders will know the amount they are entitled to receive, and how soon after the merger the issuance will occur.
What is the Three Party Agreement?, page 19

7. Revise to clarify the relationship between the Three Party Agreement and the Merger
       Agreement, including whether shareholders are expected to approve the Three Party
       Agreement. If assets are being sold to satisfy the Net Debt Amount in connection with the Post-Merger escrow issuance, please revise to clarify. In this regard, we also note that other Q&As, including the Q&A entitled "What assets are being sold to satisfy the Net Debt Amount..." should also be revised accordingly, The Companies, page 27

8. We note your summary discussion of Republic Airways Holdings, Inc. on page
       28. Please revise your discussion of Mesa Air Group on page 27 to provide a similar summary of metrics regarding Mesa's operations, including flight information and financial results.
 August 7, 2025
Page 3

Mesa's Reasons for the Merger, page 28

9.     Refer to the seventh bullet on page 29 and similar disclosure on page
99. It is unclear
       what this reference means and where it is discussed in Background of the Merger.
       Please revise, as appropriate.
Failure to complete the Merger may result in either Mesa or Republic paying a termination fee, page 46

10. We note your disclosure that the merger agreement may be terminated under certain specified circumstances. Please revise to describe the circumstances under which a termination fee is payable.
Mesa is highly dependent on its agreement with United Airlines, page 51

11. Please revise to clarify whether and to what extent United is required or has otherwise committed to continue to meet its purchasing obligations prior to the merger and following completion of the merger. In this regard, we note that this risk factor appears to focus on possible termination of the United CPA. Please provide an expanded discussion of applicable termination provisions.
Risk Factors
Risks Related to Mesa's Business
Mesa is required to comply with certain ongoing financial and other covenants under certain credit facilities and leases..., page 53

12. We note that Mesa is required to comply with certain covenants under the United
       Revolving Credit Facility and UST Loan. Please disclose whether Mesa is in compliance with such covenants as of the most recently completed fiscal quarter.
Risks Related to Disruption of Republic's Operations, page 65

13. We note your disclosure regarding risks related to Republic's reliance on third party vendors and OEMs. Your disclosure is unclear as to whether Mesa faces similar risks.
       Please advise. Please also consider whether there are other risks that you describe for
       Republic which are not described for Mesa though they are applicable to both companies.
Background of the Merger, page 93

14. Please expand your discussion of the nature and substance of discussions, as well as the materials provided, during the first half of 2023. In this regard, provide sufficient detail for investors to understand how these talks progressed and the reasons for your decision to enter into more formal negotiations in July 2023.
15. We note your disclosure elsewhere in the prospectus, including at page 29 that Mesa, together with is advisors, over a lengthy period of time explored strategic alternatives.
       Please revise the background, as appropriate, to discuss these alternatives and when they were considered.
16. Based on your disclosures, it appears that more formal negotiations began in July
       2023. Please expand your disclosure to discuss in greater detail the substance of
 August 7, 2025
Page 4

      meetings and discussions, including the material terms that were discussed, how the parties' positions differed and how issues were resolved. In that regard, we note your disclosure about the exchange of numerous drafts of the term sheet and various meetings to evaluate the potential transaction and review the material terms under discussion by the parties. Revise to provide further detail.
17. We note your general disclosures about negotiations relating to the Merger Agreement and Three Party Agreement during 2024 (and in to 2025). For example, we note your following disclosures:

             Beginning in early February 2024, representatives of Simpson Thacher & Bartlett
           LLP (   Simpson Thacher   ), Republic   s transaction counsel, began
circulating
           initial drafts of the Merger Agreement and the Three Party Agreement to
           representatives of Mesa, United Airlines and their respective transaction advisors, and over the next several months, the parties and their respective transaction advisors began negotiating the principal terms of, and began periodically exchanging subsequent drafts of, these two transaction agreements.
             On March 6, 2024...Mr. Ornstein also provided the board of directors with an
           update on Mesa   s discussions with Republic, reiterating the
complexity of the
           negotiations, including elements involving United Airlines and its potential to provide financial support for the proposed transaction.
             On May 7, 2024...Mr. Ornstein also provided the board of directors with an update on the negotiations between the parties and the open issues that remain unresolved.
             On July 18, 2024...The discussion at this meeting centered on open issues in the
           Three Party Agreement, and through the remainder of the summer and early fall, these discussions continued periodically.

      Please revise to disclose the substance of the meetings and discussions including the specific factors that were considered.
18.   We note that on January 23, 2025, Mesa's management instructed FTI
Capital
      Advisors, LLC to assume an exchange ratio of 636.00 and based that ratio on a number of assumptions. Please expand your disclosure to explain the basis for the assumptions and disclose any valuations that were used in determining the exchange ratio. In addition, please describe any discussions or communications related to the re-
      confirmation of the FTICA opinion, which appears to have occurred several months after the reduction of the exchange ratio in April 2025.
Mesa's Reasons for the Merger, page 99

19. We note your itemization of factors that your board considered as supporting its decision to approve the merger agreement. However, it appears that some of the bulleted items do not support the merger. Please revise to differentiate the factors supporting the merger from the uncertainties or risks considered in your deliberations.
 August 7, 2025
Page 5
Mesa Management Unaudited Prospective Financial Information, page 102

20. We note your disclosure that the projections are based on assumptions made by Mesa with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events. Please revise to specifically disclose any material assumptions underlying the projections.
The Merger
Material U.S. Federal Income Tax Consequences of the Merger, page 118

21. We note that each of Republic and Mesa intends that the Merger qualifies as a
       "reorganization" within the meaning of Section 368(a) of the Code and that assuming it qualifies as a "reorganization," a U.S. holder will not recognize gain or loss upon the receipt of Mesa common stock in exchange for surrendering its Republic common stock in the Merger. Please provide a tax opinion under Item 601(b)(8) of Regulation
       S-K or advise us why you believe the consequences to U.S. holders, assuming the transaction does not receive the "intended" tax treatment, are not material to the transaction.
The Merger
Reverse Stock Split, page 121

22. We note that you intend to effect a reverse stock split of the shares of Mesa common stock in order to increase the per-share market price and satisfy requirements for an initial listing on Nasdaq, which you identify as a condition to the Merger. Please update your filing to specify the reverse stock split ratio once it is known, and to modify disclosures of share and per share details in the financial statements and throughout the filing as necessary to adhere to the guidance in FASB ASC 260-10-55-
       12 and SAB Topic 4:C.
Agreements Related to the Merger, page 159

23. We note your disclosure that as of the date of this proxy statement/prospectus, Mesa is in the process of transferring the Archer Rights and Obligations to United Airlines.
       Please update to disclose the current status of the obligations under the Archer
       Agreements. In this regard, we note your disclosure that United Airlines must assume the rights and obligations by July 3, 2025.
Note 1 - Description of the Merger, page 334

24. We note that you have various disclosures indicating shareholders of Republic
       Airways are expected to own 88% of the common shares upon completing the merger, although also indicating shareholders of Mesa Air Group will own either 6% or up to
       12%.

       On page 16 you associate this uncertainty with a contingent right and on page 17 you indicate the associated shares would be held under an escrow arrangement, where distribution to the pre-merger shareholders of Mesa Air Group would be made on a pro rata basis if any are remaining after potential distributions to United Airlines "and the Surviving Corporation" based on a determination of the Net Debt Amount. You have related disclosures on page 155, although these appear to be focused on the
 August 7, 2025
Page 6

       potential distribution of assets and are less clear with regard to the handling of company shares that are placed in escrow pursuant to the arrangement.

       However, it appears that you have assumed shares based on a 12% interest would be issued in compiling various pro forma disclosures, including your assessment of the purchase consideration on page 336, the weighted average number of shares in pro forma adjustment O on page 343, and the resulting EPS figures on pages 332 and 333.

       Please revise your disclosures to clarify the range of scenarios for conveyance of the incremental shares (including the potential for return to the company and use in satisfying liabilities as indicated in point (vi) on page 335), also to clarify if there is not also a range of up to 94% ownership for the Republic Airways shareholder group, and to explain your rationale for assuming that the issuance will be made in compiling the pro forma information referenced above, notwithstanding the uncertainty.

       Given your disclosures indicating the potential incremental 6% would be based on the number of outstanding shares after completing the merger, tell us why the number of shares associated with the Three Party Agreement in your share tabulation on page
       335 would not be 40,233,481, representing 6% of the subtotal presented therein.
25. We understand from your purchase price disclosures on page 336 that you have utilized a private company equity valuation for Republic Airways as of December 31,
       2024, in determining the purchase price that would be utilized in accounting for the transaction, and have attributed 12% of that value (which yields $72 million) to the present interests of the Mesa Air Group shareholders.

       Please provide us with the valuation analysis/report including details of all material assumptions and supporting documentation. Please explain to us how the value that you have associated with the acquisition price reconciles to the present Mesa Air
       Group market capitalization of about $44 million, in your view, and how the $492 per share calculated value reconciles to the $600 per share value utilized in measuring recently issued RSU's, as reported on page F-97.
26. Please expand your purchase price consideration disclosures on page 336 to include a similar tabulation having the equivalent number of Mesa Air Group shares and corresponding share value.
Note 2 - Basis of Pro Forma Presentation, page 337

27. We note that Republic Airways reports financial results based on a calendar year while Mesa Air Group uses a fiscal year that ends on September 30 and we see that you have adjusted the annual results of Republic Airways to utilize periods that would coincide with the fiscal year of Mesa Air Group.

       Please expand your disclosure in the second paragraph under Accounting Policy
       Review on page 338 to clarify whether Republic Airways will be adopting the fiscal year of Mesa Air Group in conjunction with the merger or at some other point in time;
       and tell us your plans with regard to reporting the change and filing a transition report.
 August 7, 2025
Page 7

Note 3 - Pro Forma Adjustments, page 339

28. Please expand your disclosure regarding "certain actions taken by Mesa prior to closing of the merger" that could result in proceeds of $10 to $15 million, though which is not reflected in your pro forma statements, to describe the actions contemplated and the nature of the uncertainty surrounding the potential for additional funds, to include some indication of the expected timing and manner of resolution.
29. Please expand your disclosure regarding pro forma adjustment A to describe the nature of the executive compensation that is being attributed to the Three Party
       Agreement.
30. Please expand your disclosure regarding pro forma adjustment C, concerning various strategic investments/partnerships that are not expected to convey, to clarify the extent to which the adjustment covers the warrant and aircraft purchase agreements with
       Archer Aviation Inc., which are mentioned in point (iv) on page 334, and to quantify and explain the adjustment made to cash and cash equivalents on page 331 as it relates to this action.
31. Please expand your disclosure regarding pro forma adjustment E to specify the amount of the adjustment made to Accumulated earnings (deficit), as it relates to the repayment and settlement of trade debts, long-term debts and remaining liabilities under the terms of the Three Party Agreement, and to include such further detail as may be necessary to reconcile with the other content provided.
32. Please expand your disclosure regarding pro forma adjustment K to include a description of the factors that you believe would comprise the goodwill that you have calculated, to include a discussion of any expected synergies, intangible assets that do not qualify for recognition, or other factors.
Principal Stockholders of the Surviving Corporation, page 364

33. Please revise the footnotes to the table on page 365 to identify the natural person(s)
       with voting and/or dispositive control over the shares in the combined company that will be held by Contrarian Funds and Owl Creek Funds.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 August 7, 2025
Page 8

       Please contact Jenifer Gallagher at 202-551-3706 or Karl Hiller at 202-551-3686 if
you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Kevin Criddle